Mail Stop 4561

August 4, 2006

J. Randall Martin
666 Burrard Street, Suite 500
Vancouver, B.C., Canada V6C 2X8

> **Re: Columbia Goldfields Ltd.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **Filed May 22, 2006**
> **File No. 000-51013**

Dear Mr. Martin:

We have reviewed your response letter dated July 25, 2006 and have the following additional comments.

Form 10-KSB

Note 4 – Property and Equipment

Mineral Property, pages F-11 – F13

1. Based on your response to comment one, it appears that you capitalized the mineral rights consistent with EITF 04-2 and subsequently took an impairment charge under EITF 04-3 and SFAS 144. If this is the case, please confirm that you will expand your disclosures in future filing to clarify your compliance with GAAP.

Form 10-QSB for the Quarter Ended March 31, 2006

3. We have read and considered your response to comment three. Given that you funded 100% of RNC's operations from August 19, 2005 to December 31, 2005 and committed to provide additional funding, explain to us why you did not consolidate RNC during that period in accordance with FIN 46(R).

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Brach Chief